

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

By U.S. Mail and facsimile to 011-562-671-6554

Gabriel Montoya
Chief Financial Officer
   c/o Robert Moreno Heimlich
Banco Santander Chile
Bandera 140, 19th Floor
Santiago, Chile

>   **Re: Banco Santander Chile**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **File No. 001-14554**

Dear Mr. Montoya:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Volley
Staff Accountant